Exhibit 99.1

For Immediate Release

March 19, 2015

SAP Recommends a Dividend of €1.10 per Share – Year-Over-Year Increase of 10%

WALLDORF, Germany – March 19, 2015 – The Executive Board and the Supervisory Board of SAP SE (NYSE: SAP) recommend that shareholders approve a dividend of €1.10 per share for the fiscal year 2014 at the Annual General Meeting of Shareholders. This represents a year-over-year increase of €0.10, or 10% compared to last year’s dividend of €1.00. If the shareholders approve this recommendation, the total amount of dividends to be distributed will be approximately €1.3 billion (2013: €1.2 billion), representing a pay-out ratio of 40% (2013: 36%).

SAP is also amending its dividend policy going forward to pay a dividend totaling more than 35% of profit after tax, which is an increase from the previous policy to pay more than 30%.

“Our sustainable strategy and our continued profitable growth in 2014 give us the confidence to do both, further increase the dividend by 10% and amend our dividend policy to a target payout ratio of more than 35% to highlight that the higher dividend is meant as a sustainable rather than a one-time effort”, said Luka Mucic, CFO at SAP. “Despite a mixed economic environment, the compelling business benefits of solutions like SAP S/4HANA, our unique industry expertise and global reach continue to be differentiators.”

The Annual General Meeting of Shareholders is scheduled for May 20, 2015 in Mannheim, Germany. The 2014 fiscal year dividend is scheduled to be paid on or after May 21, 2015.

Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 22, 2015. The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 282,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	1 (800) 872-1SAP (1-800-872-1727)

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

For more information, press only:

Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Andy Kendzie	+1 (202) 312-3919	andy.kendzie@sap.com, ET